Mail Stop 4561

January 25, 2007

Terry G. Roussel
President and Chief Executive Officer
Cornerstone Institutional Growth REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

Re: **Cornerstone Institutional Growth REIT, Inc.**
Form S-11
Filed on December 28, 2007
File No. 333-139704

Dear Mr. Roussel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please revise to disclose the fiduciary responsibility of the general partner as required by paragraph 6 of Guide 5.

Prospectus Cover Page

2.   The cover page should contain only information required by Item 501 of
       Regulation S-K or that is key to an investment decision. Please revise the first
       paragraph to omit information about the experience of your sponsor and the use of
       proceeds of this offering.

3.   Please revise the fourth cover page risk factor to clarify that you have not
       identified any specific property to purchase with the proceeds of the offering.

4.   Please revise the last cover page risk factor to briefly identify the affiliated
       parties, how you are affiliated and to briefly identify the nature of the conflicts.

Prospectus Summary

5.   Please limit the summary and the Q&A section to those aspects of the offering
       and your business that are the most significant to investors and highlight those
       points in clear, plain language. Relocate additional information to the body of the
       prospectus. For example, disclosure about real estate investments in general and
       details about your investment and financing strategy are better suited for the
       Business section of the prospectus.

6.   Please revise to include a separately captioned discussion of conflicts of interest
       that identifies all persons and entities with conflicts of interests or potential
       conflicts of interests. Describe the nature of each person's affiliation with you
       and discuss the nature of each conflict identified. We note the reference to
       conflicts faced by your officers and directors on page 3 and the discussion of your
       advisor's conflicts on page 10.

7.   We note on pages 67 and 68 that you may invest in mortgage loans and in other
       real estate-related assets. Please revise to briefly discuss here, and in more detail
       in the Investment Objectives and Policies section, the nature of the mortgages or
       other investments in which you may invest. Also, disclose whether there are any
       limitations on the amount that may be invested in each category of investment.

Advisor, page 2

8.   On page 76, you state that Cornerstone Industrial Properties, LLC is the sole
       member of and an affiliate of your advisor. In this section you state that "[t]he
       managing member of our advisor is CIP Leveraged Fund Advisors, LLC." Please
       reconcile these disclosures.

Our Management, page 2

9.   Please revise the organizational chart to describe the nature of the affiliation between you and Pacific Cornerstone Capital.

10.   We note the reference on page 71 to your "taxable REIT subsidiary," which will be a wholly owned subsidiary of your operating partnership and consolidated into your financial statements for accounting purposes. Please tell us advise us why the organizational chart does not include this subsidiary or revise as necessary.

Investment Objectives, page 3

11.   Please revise this section to define the terms "stabilized" and "repositioning."

Our Liquidity Strategy, page 4

12.   You state that within five years of your most recent public equity offering your board of directors will take one or more actions to provide enhanced liquidity for your shareholders. Please revise your disclosure to clarify whether the five years is from the time of this offering or whether the five years restarts every time you conduct a new public equity offering.

Questions and Answers about this Offering, page 7

What will a mix of core plus, value-added and opportunistic real estate do for my investment portfolio?, page 7

13.   You state that you intend to acquire a portfolio primarily composed of core plus properties, in addition to some value-added and opportunistic properties. Please revise to quantify the approximate percentage of your portfolio that you expect each type of property will represent.

Risk Factors, page 16

14.   We note on pages 67 and 68 that you may invest in mortgages or other real estate-related assets. Please revise to include separately captioned risk factors that discuss the risks associated with each of your permitted types of investments and any impact on distributions to investors. For example, if you may invest in subprime mortgages, mezzanine debt or mortgage-backed securities, please revise to discuss the risks associated with each type of investment.

We may use debt financing to acquire properties and otherwise incur other indebtedness, page 31

15. We note this risk factor and the risk factor entitled We may incur mortgage indebtedness and other borrowings, which debt increases our risk of loss due to foreclosure, contain repetitive disclosure. Please combine these risk factors and eliminate all repetitive disclosure.

Estimated Use of Proceeds, page 37

16. In footnote 4 on page 38, you state that you are assuming no acquisition fees for purposes of your dividend reinvestment plan offering proceeds. Please tell us why you are assuming that there are no acquisition fees associated with the dividend reinvestment plan offering proceeds.

Management, page 39

17. Please revise your description of Mr. Roussel's and Mr. Peterson's business experience to briefly describe their experience during the last five years. Refer to Item 401(e) of Regulation S-K.

Employee and Director Long-Term Incentive Plan, page 43

Distribution equivalent rights, page 44

18. Please revise to note whether the issuance of distribution equivalent rights will reduce the number of shares of your common stock available for issuance under the Employee and Director Long-Term Incentive Plan.

Director Option Grants for Non-Employee Directors, page 44

19. You state that you "expect to issue non-qualified stock options to purchase 10,000 shares of common stock to each of our directors who are not employees of our advisor or its affiliates pursuant to this plan." Please revise to note whether there is an agreement in place with your directors regarding the options.

Our Advisor, page 46

20. On page 1, you state that your real estate investments are expected to include properties under construction or in need of re-development, new development properties, and undeveloped land. Please disclose whether there is currently an affiliate of your advisor that performs development activities or if the advisor or its affiliates have plans to form such an entity.

Management Compensation, page 49

21.   We note the statement that you have no paid employees at the present time.
        Considering that each of your executive officers joined the company in 2006,
        please disclose all compensation received in fiscal 2006, as required by Item 402
        of Regulation S-K. In addition, we note disclosure on page 40 indicating that the
        compensation committee will determine compensation of your executives. Please
        revise the disclosure to clarify whether your executive officers will receive
        compensation in the future.

Our Advisor's Interests in Other Real Estate Programs

General, page 56

22.   You state that "affiliates of our advisor have sponsored eight private real estate
        programs with substantially identical investment objectives as ours…." On page
        76, you state that the eight private real estate programs "presented greater risk to
        the investors and their investment objectives were different from ours in this
        respect." Please reconcile these disclosures.

Certain Conflict Resolution Procedures

Term of Advisory Agreement, page 59

23.   Please revise to quantify the amount of the subordinated performance fee that is
        due to the advisor upon termination of the advisory agreement and briefly
        describe the material terms of the interest-bearing promissory note. Also, please
        revise to clarify whether the advisor is entitled to receive this fee if the advisor,
        rather than the independent directors, decides to terminate the agreement.

Prior Performance Summary, page 76

24.   It appears that an affiliate of your advisor sponsored another public program,
        Cornerstone Core Properties REIT, Inc., which commenced its offering in 2005.
        Please include a description of this program in the prior performance summary.

25.   In the first paragraph, you state that "Cornerstone affiliates have profitably
        completed the investment cycle for 8 prior funds which have invested in multi-
        tenant industrial real estate." Please revise to define the term "profitably
        completed."

26.   We note in Table III that Cornerstone Realty Fund, LLC had cash deficiencies
        before special items from 2001 - 2005. Please advise us as to what consideration
        was given to discussing your distributions in comparison to cash flow from
        operating activities for your programs in which the distributions exceeded
        operating cash flow, identifying the alternative source of the distributions.

27.   Please revise to explain in more detail how the private programs presented greater
        risk to the investor than your current investment objectives.

28.   In the penultimate paragraph, you state that "[a]s of the date of this prospectus,
        our advisor believes that there have been no major adverse business developments
        or conditions experienced by any prior program that would be material." Please
        expand this disclosure in light of the net losses from operations disclosed in Table
        III and Table IV.

Financial Statements

Note 1 – Organization, page F-4

29.   Please revise to disclose the fiscal year-end that you have adopted.

Prior Performance Tables, page P-1

30.   You disclose that your prior performance tables present information regarding
        private placement programs previously sponsored by affiliates of the advisor.
        However, we note that your tables also present information regarding one public
        program, Cornerstone Realty Fund, LLC. Please expand your introduction to the
        prior performance tables to discuss Cornerstone Realty Fund, LLC. Please
        include the factors you considered in making the determination that the public
        program had similar investment objectives to yours, as disclosed on page 76.

Table I – Experience in Raising and Investing Funds, page P-2

31.   Please revise the table to present the amount available for investment on a
        percentage basis. For reference please see Appendix II of Industry Guide 5.

Table V – Results of Completed Programs for the Period January 1, 1999 through
December 31, 2005

32.   We note that you have included a table representing the results of completed
        programs for the period January 1, 1999 through December 31, 2005 on page P-6.
        Please tell us your basis for including this table as Table V – Sales or Disposals of
        Properties.

33. We note that this table includes properties from the 8 private programs disclosed on page 76 that had investment objectives that were different from yours. Please indicate the different investment objectives in a footnote.

34. You disclose on page 76 that Cornerstone and its affiliates have sponsored 8 privately offered real estate limited partnerships and that those programs acquired a total of 11 properties. You also disclose that all of those properties were sold in their entirety as of December 31, 2002. However, we note that you have only included 10 properties in this additional table. In this regard, please tell us why you have not included the 11th property.

<u>Table VI – Acquisitions of Properties by Programs for the Period January 1, 2003 through December 31, 2005</u>

35. You disclose on page 76 that Cornerstone Realty Fund, LLC program acquired a total of five properties and that two of the properties are located near Chicago, Illinois and three of the properties are located in Southern California. However, we note that you have included a property in this table that is located in Arizona. Please clarify the discrepancy in your disclosures and revise, if necessary.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich, Accountant, at (202) 551-3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: R. Neil Miler, Esq. (*via facsimile*)
        DLA Piper US LLP